Exhibit 12.1

Quaker Chemical Corporation

Statement Re: Computation of Ratios

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before taxes and adjustment for income (loss) from equity affiliates and noncontrolling interest	$12,540	$16,629	$22,735	$18,440	$6,615	$17,457
Fixed charges	5,202	7,000	7,839	7,012	5,403	4,042
Distributed income of equity affiliates	30	113	564	425	234	288
Less: Noncontrolling interest in income before taxes of subsidiaries that have not incurred fixed charges	(412)	(740)	(1,352)	(249)	(536)	(557)

Total Earnings	$17,360	$23,002	$29,786	$25,628	$11,716	$21,230

Consolidated ratio of earnings to fixed charges	3.3	3.3	3.8	3.7	2.2	5.3
Fixed charges:
Interest expense (includes amortization of debt issuance costs)	$4,136	$5,509	$6,426	$5,520	$3,681	$2,363
Estimated interest included in rental expense	1,066	1,491	1,413	1,492	1,722	1,679

Total fixed charges	$5,202	$7,000	$7,839	$7,012	$5,403	$4,042